Diamond Entertainment

Entertainment Software Main Street Mobile App

Disney for and by people of color

THEDIAMONDENTERTAINMENT.COM LOS ANGELES CALIFORNIA


THE CHOSEN ONE'S
SIDEKICK

There is a lack of diverse voices in Hollywood on the content creation side—and there is a corresponding lack of diverse faces on screen. Streaming has just begun to expand its programming to greater mirror the population. The need for stories that can connect with a range of audiences, will only grow (aided by precision audience targeting).

D.C. Cassidy Founder/CEO @ Diamond Entertainment

Why you may want to support us...

1. Tell stories featuring black creators.
2. 6 months away from releasing the first animated pilot.
3. $50,000 in personal capital contributed to company
4. Major Hollywood Advisors

Why investors ❤ us

WE'VE RAISED $25,250 SINCE OUR FOUNDING

He is driven like only a few people; he is superbly creative and with a superlative entrepreneurial skills. He is just amazing!

Michael Adewumi

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Our team

AND OUR MAJOR ACCOMPLISHMENTS

D.C. Cassidy
Founder/CEO
Cassidy is a writer/producer/founder of Diamond Entertainment. Both a startup and military veteran, he likes stories that play on the intersection of technology and fantasy. In his past life as a tech founder, he raised $1 million at 23-years-old

Yana Markedonova
Chief of Staff
Fluent in Russian, Chinese, and English

In the news

Ontoon THE GATEWAY August 25, 2020 @ https

Downloads

LEO HELEN BIBLE .pdf

How my sister-in-law and mum dying changed my life

My sister-in-law challenged me to create something that her children, who are mixed race—black and white—could look to as a guide, a hero to admire. She complained that as a white mother of two young black children, they had few—if any—role models in popular literature. So I've created characters spanning science fiction and fantasy who will do that: give us heroes in fantasy that look like us. Someone to look up to. Someone we might become one day. Someone for those of us who never had a chance.


Leo & Helen (Teaser)
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And so it began. I wrote a middle-grade adventure novel featuring two twelve-year-old twins who on their thirteenth birthday begin a journey through time in order to uncover what happened to their mother the night of their birth: her mysterious disappearance remains unsolved. Then, in the throes of writing a story on two pre-teens, my sister-in-law passed away from breast cancer.

She was young, not even 40-years-old. Only a couple years younger than my brother. My niece and nephew were just young teens. It reminded me that life is short. Sometimes there's wisdom to be found in the house of mourning. I said to myself, 'am I going to do something to honor her legacy? To live a life worthy of her grace and dignity? To make a better world for her?'



I posted the book to Reddit, garnering the attention of a former executive producer of Marvel Studios who wanted to read a draft of the book and see if it made sense to turn into a movie. I met with this producer for a few hours at a Major Studio lot. It was phenomenal. Like sitting at the feet of Yoda. And then the moment came where we discussed the book. And he says to me, "Honestly, I got through about 6 pages before I stopped reading the first time." I think: *Six pages?! He read six pages?!* Then he goes on. "Actually, my wife encouraged me to read it again, to try and see if I'd like it any more. I got to page 50 before I had to quit."

Then, a couple months after my initial contact from the ex-Marvel EP... my mother passed away. Cardiac Arrest. Died instantly. No goodbye. No 'I love you, mama.' No bear hug. For two months I couldn't write. I couldn't create. *I couldn't think long enough to hold a detail in my head.* I walked several miles every day, listening, living, breathing. Nothing in the world can possibly prepare you for losing a parent. *Nothing.*


PORTAL a Diamond Entertainment project Animaton Sneak ...
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My sister-in-law had passed away from cancer two years earlier, almost to the day. I spoke to a friend who told me, "You just met with a major producer a few months ago. You went through hardships. We all do. Get back and write. Keep creating." Three weeks later, I finished the second draft of the screenplay of the book that the producer was interested in. Since that meeting with that studio executive, I've met with heads of divisions of a major studio as I continue to improve and get better as a writer over the last two years

My siblings asked me to speak at my mother's funeral. It was the hardest thing I've ever done in my life. Near the end, I quoted an ancient text: *Et lux in tenebris lucet...*

The light shines in the darkness, and the darkness shall never extinguish it.


Leo & Helen (Teaser)
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I've taken the lessons from my sister-in-law and I've created characters spanning science fiction and fantasy who will do that: give us heroes in fantasy that look like us. Someone to look up to. Someone we might become one day. Someone for those of us who never had a chance. My pilot LEO & HELEN: THE EXPLORER CHRONICLES is based on the original concept that garnered the attention of the Marvel Exec.



We've met with all of the top animation studios in Hollywood, as well as top production companies that represent some of the biggest names in Hollywood. We've also met with the top talent agencies for representation as well. We have an extraordinary opportunity in this once-in-a-century moment as a black-led team, creating animation which can be created even in the midst of pandemic via tools like slack, zoom, and toonboom harmony, to provide and produce animation and content for the top studios in the world. We've also been approached by the biggest animation studio in Hollywood to be a co-produce.

We want to set the record straight: Historically, we have never had access to the resources and tools needed to tell our stories ourselves, which has caused both a lack of content and content that has misrepresented our people. Now we have the skills, the talent and the resources to tell stories for our own consumption. Diamond gives us a channel, a platform, a community on which we can curate and archive historically correct & relatable versions of our stories.



Second, we need to have authorship over the narrative versions of our future. One that portrays our race, our community and our souls with a vision of pride, hope, and positivity. A future vision of our culture and community, uncompromising in its portrayal of us as a blueprint of what could be.

Diamond Entertainment is a chance for us to take control of the power of the medium to our benefit and create a vision of how we are and how we want to see ourselves.

With $100,000 in financing we'll produce Leo & Helen: The Explorer Chronicles.

With $250,000 in financing we'd develop each of the four projects in the slate.

Here is a sneak peek at our first four projects:

PORTAL (12-15, half-hour animated) *A young thief's rare ability to open portals sends her on a dangerous heist to steal a device that could not only change the tides of war, but also give her back the lost memories of her dead brother.*
● PORTAL ANIMATION SAMPLE

LEO & HELEN: THE EXPLORER CHRONICLES (6-11+, half-hour animated) (Animated) When their mother mysteriously disappears, two teen siblings travel back in time, where they find themselves in a race against a treacherous conquistador to MACHU PICCHU in search of an ancient talisman required to reunite them with their mother.

● TEASER

WASTELAND (Animated 12-15+) When a mixed-race teen suffers a mental breakdown, her mother sends her to her birthplace; China. But when her best friend is kidnapped by a sadistic warlord, she must battle not only her anxiety, but the demons of her past to save her friend with the mystical art of Dream Fighting.



THE CHOSEN ONE'S SIDEKICK (6-11+, half-hour animated) Hermione. Katara. Leia. This is the story about the sidekick. In a village in a long-forgotten valley, an aging seer takes under her tutelage an unlikely trio — a lost princess destined to stop the end of the world, a young elf with a penchant for mischief, and Ravyn, a budding mage who resents being the sidekick. As the trio sets off on a quest to defeat the mad king, Ravyn must bury her pride — and her jealousy — to lead them all to their destiny.



The following Hollywood executives are on the Board of Advisors:

- ● Jill Gilbert: Formerly: Head of Creative Affairs, Luma, VP of Production Paramount Pictures Animation and the Vice President of Creative Affairs of DisneyToon Studios.

- ● Michael Fisk: Current: EVP Marketing, MGM. Formerly: VP Marketing, Lionsgate, WarnerBros PIctures, and Sony Pictures Entertainment.

- ● **About Diamond Entertainment:** Diamond is an Los Angeles-based animation studio that is both black-led and majority female. As an animation development and production company, we have four projects we're actively developing with an eye on launching our own minority-focused entertainment platform.

- ● **About David Cassius Cassidy (D.C. Cassidy):** Cassidy is a writer/producer and founder of Diamond Entertainment. Both a startup and military veteran, he likes stories that play on the intersection of technology and fantasy. In his past life as a startup founder, he raised $1 million at 23-years-old for his technology company before working to further diversity and inclusion in the technology industry.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create animated and live-action sci-fi and fantasy content.

Where will your company be in 5 years?

We'd want to have several projects on air, at companies like Netflix, Amazon Prime Video, and Disney+.

Why did you choose this idea?

There is a lack of diverse voices in Hollywood on the content creation side—and there is a corresponding lack of diverse faces on screen. Streaming has just begun to expand its programming to greater mirror the population. The need for stories that can connect with a range of audiences, will only grow (aided by precision audience targeting).

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We envision a world where underrepresented screenwriters set ambitious career goals and have access to resources to reach those goals. We envision a world where more than thirty percent of showrunners in the industry are people of color. We envision a world where more than fifty-one percent of showrunners in the industry are Female or non-binary. As Naval says, great artists need to "learn to sell, learn to build, if you can do both, you will be unstoppable... That's when you get true superpowers. That's when you get people who can create entire industries. People who understand the underlying product and how to build it and can sell it... these people can break down walls if they have enough energy, and they can get almost anything done."

How far along are you? What's your biggest obstacle?

We've created two feature film and animated series concept and done incredible work to get it to this point and have had meetings with the top serious producers. With the right resources, we can continue to develop and fund our own ideas.

Who competes with you? What do you understand that they don't?

There are few companies doing science-fiction and fantasy, or animation, focused on people of color and underrepresented groups.

How will you make money?

By selling our series direct to customers on platforms like Patreon and Gumroad and by selling to major studios like Netflix and Amazon Prime. We've met with all of the top animation studios in Hollywood, as well as top production companies that represent some of the biggest names in Hollywood. We've also met with the top talent agencies for representation as well. We have an extraordinary opportunity in this once-in-a-century moment as a black-led team, creating animation which can be created even in the midst of pandemic via tools like slack, zoom, and toonboom harmony, to provide and produce animation and content for the top studios in the world. We've also been approached by the biggest animation studio in Hollywood to be a co-produce.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Lack of resources. Even in the unusual and remarkable times we find ourselves in, animation projects are getting bought left and right —— they are the one kind of content that can be created even under extended remote work conditions. There's never been a better time to be working in animation.